December 18, 2012

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via Email AND EDGAR

Re:

Southern Star Central Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 23, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 13, 2012

File No. 333-110979

Dear Mr. Mew,

This letter sets forth the response of Southern Star Central Corp. (the “Company”) to the comment letter, dated December 10, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 31, 2011 filed on March 23, 2012 and the Form 10-Q for the Quarterly Period Ended September 30, 2012.  In order to ease your review, we have repeated each of the comments in its entirety.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to the Consolidated Financial Statements

5. Financing, pages 12 - 14

1.

We read your disclosure in footnote 3 that Central’s debt was not adjusted as a result of the Sale since Central is a rate regulated entity and your disclosure in footnote 5 states that Central’s debt discount related to the 6% Notes is being amortized over the life of the 6% Notes.  We also note the predecessor’s debt discount of approximately $2.7 million as of December 31, 2011 was reversed and the successor’s unamortized debt premium balance is now approximately $4.5 million on an aggregate basis. This amount is for both Southern Star and Central’s debt as of September 30, 2012. Please clarify for us if the debt discount on the 6% Notes was reversed, and if so, your basis for the reversal. Help us understand whether this was a push down adjustment or something else.

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

December 18, 2012

Lastly, if the discount on your rate regulated debt was reversed, tell us whether you recorded a regulatory offset to record the reversal and where the offset was presented in the financial statements.  If you did not record an offset, explain your basis for not recording.

Response:

The Company has reviewed the Staff’s comment and believes that the disclosure included in footnote 3 is correct as provided in its Form 10-Q for the quarterly period ended September 30, 2012.  The Company notes that it did not adjust Central’s debt balances as a result of the Sale since Central is a rate regulated entity.  The “Unamortized debt premium (discount)” line in footnote 5 is a net summary of all unamortized premiums/discounts on all debt issues (regulated and un-regulated), and is comprised of the following amounts (expressed in thousands):

       Premium (Discount)

9/30/12

12/31/11

6% Senior Notes

$(281)

$(338)

6.75% Registered Senior Notes

   3,800

  (250)

6.75% Unregistered Senior Notes

      950

  (2,071)

Total

 $4,469

$(2,659)

The change in the balance for the 6% Senior Notes is due to amortization for the nine-month period ended September 30, 2012.  The September 30, 2012 balances for the 6.75% Registered and Unregistered Notes represent the balances of the adjustments recorded to reflect the fair market value of the debt at the date of the Sale.

In response to the Staff’s comment, the discount on the Company’s rate regulated debt was not reversed.  Accordingly, the Company did not record any regulatory offset with respect to the regulated debt.

The Company does not believe that any amendments are necessary to the Company’s consolidated financial statements in response to the Staff’s comment.

Conclusion:

As requested in your letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

December 18, 2012

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Thank you for your attention to the Company’s response to your comment.  Should you have any questions or comments with respect to this filing, please call me at (270) 852-4600 or fax at (270) 852-5015.

Sincerely,

_/s/ Susanne W. Harris__________________

Susanne W. Harris

V.P. & Chief Financial Officer

cc:

Robert Babula (Securities and Exchange Commission)

Christina Melendi (Bingham McCutchen LLP)